FINANCIAL INFORMATION

March 10, 2015 to December 31, 2015

Identification

Business number (BN) **001** 81103 0790 RC0001

Corporation's name
002 9215581 Canada Inc.

Address of head office
Has this address changed since the last time we were notified? . . . . **010** 1 Yes [ ] 2 No [X]
If **yes**, complete lines 011 to 018.
011 Suite 101
012 261 Lester Street

City	Province, territory, or state
015 Waterloo	**016** ON
Country (other than Canada)	Postal or ZIP code
017 CA	**018** N2L 3W6

Mailing address (if different from head office address)
Has this address changed since the last time we were notified? . . . . **020** 1 Yes [ ] 2 No [X]
If **yes**, complete lines 021 to 028.
021 c/o
022
023

City	Province, territory, or state
025	**026**
Country (other than Canada)	Postal or ZIP code
027	**028**

Location of books and records (if different from head office address)
Has this address changed since the last time we were notified? . . . . **030** 1 Yes [X] 2 No [ ]
If **yes**, complete lines 031 to 038.
031
032

City	Province, territory, or state
035	**036**
Country (other than Canada)	Postal or ZIP code
037	**038**

040 **Type of corporation at the end of the tax year** (tick one)
- [X] 1 Canadian-controlled private corporation (CCPC)
- [ ] 2 Other private corporation
- [ ] 3 Public corporation
- [ ] 4 Corporation controlled by a public corporation
- [ ] 5 Other corporation (specify)

If the type of corporation changed during the tax year, provide the effective date of the change . . . . **043** Year Month Day

To which tax year does this return apply?

	Tax year start (Year Month Day)		Tax year-end (Year Month Day)
060	2015-03-10	**061**	2015-12-31

Has there been an acquisition of control resulting in the application of subsection 249(4) since the tax year start on line 060? . . . . **063** 1 Yes [ ] 2 No [X]

If **yes**, provide the date control was acquired . . . . **065** Year Month Day

Is the date on line 061 a deemed tax year-end according to subsection 249(3.1)? . . . . **066** 1 Yes [ ] 2 No [X]

Is the corporation a professional corporation that is a member of a partnership? . . . . **067** 1 Yes [ ] 2 No [X]

Is this the first year of filing after:
Incorporation? . . . . **070** 1 Yes [X] 2 No [ ]
Amalgamation? . . . . **071** 1 Yes [ ] 2 No [X]
If **yes**, complete lines 030 to 038 and attach Schedule 24.

Has there been a wind-up of a subsidiary under section 88 during the current tax year? . . . . **072** 1 Yes [ ] 2 No [X]
If **yes**, complete and attach Schedule 24.

Is this the final tax year before amalgamation? . . . . **076** 1 Yes [ ] 2 No [X]

Is this the final return up to dissolution? . . . . **078** 1 Yes [ ] 2 No [X]

If an election was made under section 261, state the functional currency used **079**

Is the corporation a resident of Canada? **080** 1 Yes [X] 2 No [ ]
If **no**, give the country of residence on line 081 and complete and attach Schedule 97.
081

Is the non-resident corporation claiming an exemption under an income tax treaty? . . . . **082** 1 Yes [ ] 2 No [X]
If **yes**, complete and attach Schedule 91.

If the corporation is exempt from tax under section 149, tick one of the following boxes:
085
- [ ] 1 Exempt under paragraph 149(1)(e) or (l)
- [ ] 2 Exempt under paragraph 149(1)(j)
- [ ] 3 Exempt under paragraph 149(1)(t)
- [ ] 4 Exempt under other paragraphs of section 149

Do not use this area

095 **096** **898**